Exhibit 99.1


                            EXPLANATION OF RESPONSES


(1) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne Capital"), serves as the investment manager to Windmill Master Fund L.P., a Cayman Islands Exempted Limited Partnership ("Windmill"), and several other investment funds (including, but not limited to, Windmill, the "Funds"). Stanley F. Druckenmiller ("Mr. Druckenmiller" and, together with Duquesne Capital and Windmill, the "Reporting Persons") serves as the managing member of Duquesne Capital and also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies, which acts as general partner to Windmill and certain of the Funds, and which has the power to replace Duquesne Capital as investment manager of those Funds within 60 days or less. The securities reported herein are held directly by the Funds. Duquesne Capital and Mr. Druckenmiller may be deemed to beneficially own such securities by virtue of the foregoing relationships. Each of the Reporting Persons hereby disclaims beneficial ownership of the reported securities for purposes of
      Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of his or its pecuniary interest therein.